UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-14925

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Standard 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

StanCorp Financial Group, Inc.

1100 SW Sixth Avenue

Portland, Oregon 97204

(971) 321-7000

(Issuer’s telephone number, including area code)

Note:	All other schedules required by Title 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Standard 401(k) Plan

Portland, Oregon

We have audited the accompanying statements of net assets available for benefits of The Standard 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon

June 28, 2012

THE STANDARD 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS:
Investments:
At fair value:
Pooled separate accounts	$180,409,214	$179,187,525
Employer stock	7,702,637	9,577,472
At contract value:
Portfolio Fund—deposit administration contracts	144,088,584	134,055,293

Total investments	332,200,435	322,820,290

Receivables:
Contributions receivable from Standard Insurance Company	303,802	285,381
Notes receivable from participants	7,535,755	5,954,583

Total receivables	7,839,557	6,239,964

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$340,039,992	$329,060,254

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(3,377,944)	$27,779,616
Employer stock dividend income	177,583	172,726
Interest income	6,595,446	6,600,524

Total investment income	3,395,085	34,552,866

Contributions:
Participants	17,409,496	18,457,264
Employer	10,305,800	10,004,575

Total contributions	27,715,296	28,461,839

Total additions	31,110,381	63,014,705

DEDUCTIONS:
Distributions to participants	20,030,908	20,423,048
Administrative expenses	99,735	103,912

Total deductions	20,130,643	20,526,960

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,979,738	42,487,745
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	329,060,254	286,572,509

End of year	$340,039,992	$329,060,254

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of The Standard 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and may request a copy of the Plan document from the Plan sponsor for more detailed information.

General—The Plan is a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan sponsor is Standard Insurance Company (“Standard”), and the Plan record keeper and administrative service provider is Standard Retirement Services, Inc. (“Standard Retirement Services”). Both Standard and Standard Retirement Services are wholly owned subsidiaries of StanCorp Financial Group, Inc. (“StanCorp”). The Plan trustees control and manage the operation of the Plan.

Eligibility—Effective January 1, 2007, all new employees of StanCorp and its subsidiaries, except leased employees, union employees, interns and individuals not eligible based on written agreement, enter the Plan on the date of hire.

Participants are eligible for a matching contribution following the date of hire. Employees hired January 1, 2003 or after, are also eligible for a non-elective contribution starting January 1 following the date of hire. Eligible employees are not required to contribute to the Plan to receive this non-elective contribution. Employees hired prior to January 1, 2003 are not eligible for this non-elective contribution due to their participation in the Standard defined benefit plan.

Contributions—Participants may elect to make traditional contributions (pre-tax) or Roth contributions (after-tax).

Each year, participants may contribute a percentage of eligible compensation to the Plan, ranging between 3% and the maximum percentage legally permissible, which is determined by the Code.

Presently Standard matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan and 50% of the next 2% of eligible compensation that a participant contributes to the Plan. The non-elective contribution is 2% of eligible compensation for the first five years and increases by one percentage point for each additional five years of service by an eligible participant to a maximum of 6%.

Upon enrollment in the Plan, participants may direct their contributions and the employer contributions in 1% increments to a number of funds that are administered and maintained by Standard. The Plan offers 22 pooled separate account investments, the Portfolio Fund and Employer Stock as investment options for participants. Participants may change or transfer their investment options daily, subject to fund trading restrictions.

Each participant’s account is credited with the participant’s contributions, an allocation of Standard’s matching contributions, the non-elective contribution, if applicable, and net investment earnings/losses.

Vesting—Participants are immediately fully vested in both their elective contributions and Standard’s matching contributions. Eligible participants are fully vested in the non-elective contributions after three years of service or upon reaching normal retirement age while employed. Non-vested non-elective contributions are forfeited when participants take a distribution upon termination of employment or when participants terminate employment and have a subsequent consecutive five-year break in service. Forfeited contributions are used to pay Plan expenses and to offset future employer contributions. During the years ended December 31, 2011 and 2010, employer contributions were reduced for forfeited non-vested accounts by $160,105 and $100,542, respectively.

Termination of Employment—Upon termination of service, a participant may leave funds in the Plan if the participant’s account balance is greater than $1,000, may request a direct rollover into an IRA or to another eligible plan, which accepts direct rollovers, or may request a distribution of the participant’s account balance. See “—Withdrawals and Distributions.” Funds remaining in the Plan continue as tax deferred and are invested at the participant’s direction until federal law requires a distribution after age 70 1/2.

Withdrawals and Distributions—Upon termination of service, a participant may elect to receive benefits in a lump sum, in quarterly partial distributions or in payments from the participant’s account until the vested account balance is exhausted. Distributions are made as soon as administratively possible to electing employees who terminate or retire, or to the beneficiaries of deceased participants. Withdrawals also may be made in the case of hardship or certain other circumstances as described in the Plan.

Notes Receivable from Participants—Loans may be made to participants for up to the lesser of 50% of their vested account balance or $50,000 as defined in the Plan. Loans are secured by the participant’s account balance and bear interest at rate commensurate with prevailing rates at the time funds are borrowed. Principal and interest are paid through payroll deductions.

Termination of the Plan—Although it has not expressed any intent to do so, Standard has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants would become fully vested in all benefits earned to that date and Plan assets would be available for distribution to participants. Distributions to each participant at termination would be based on the value of that participant’s account.

Administrative Expenses—Administrative expenses are paid by Standard with the exception of an asset-based fee, a loan initiation fee and a lump sum distribution fee. The asset-based fee is 0.12% of participants’ account balances and is reduced by any revenue received from providers of the underlying mutual funds.

Employer Stock Limitation—Under the Plan, only 20% of any participant or beneficiary’s account balance may be invested in Employer Stock.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in preparation of the Plan’s financial statements.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—Plan management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities and insurance contracts including pooled separate account investments, the Portfolio Fund and Employer Stock. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Concentration of Risks—The Plan’s assets consist primarily of financial instruments including investments in pooled separate accounts, the Portfolio Fund and Employer Stock. The financial instruments may subject the Plan to concentrations of risk. The contract value of the Portfolio Fund is dependent on the ability of Standard to honor its contractual commitments as the issuer. Investments in pooled separate accounts and Employer Stock are subject to changes in the market values of the underlying securities.

Investment Valuation and Income Recognition—The Plan’s investments in pooled separate accounts and Employer Stock are measured at fair value on a recurring basis based on the most current quoted market prices at December 31, 2011 and 2010. The Plan is either credited or charged for the change in unit values of its pooled separate account and Employer Stock investments. The Portfolio Fund is comprised of deposit administration contracts with Standard. See “Note 5—Portfolio Fund—Deposit Administration Contracts” for the valuation of the Portfolio Fund.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants— Notes receivable from participants are measured at their unpaid balance plus any accrued, but unpaid, interest. Notes receivable from participants are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Notes receivable from participants are subject to substantially level amortization over periods not to exceed five years, or 10 years if used to purchase a primary residence. Interest is charged based on the prime rate at the time of the loan. Loan payments of participants currently employed by StanCorp are collected every two weeks through payroll deductions. Loan payments from former employees are due monthly. Interest rates on loans outstanding at December 31, 2011 ranged from 3.25% to 9.25%. Each loan is treated as a directed investment by the participant borrower of Plan assets separate from any other assets of the Plan. As such, any earnings, gains or losses attributable to the loan will be credited only to the segregated investment fund representing that loan, and will in turn be allocated solely to the participant’s account.

Payment of Benefits—Benefits are recorded when paid.

Accounting Pronouncements—In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements. ASU No. 2010-06 requirements include additional disclosures surrounding transfers between Level 1 and 2 fair value classifications, disclosure clarifications concerning the level of disaggregation for the different types of financial instruments, and separate disclosures concerning purchases, sales, issuances and settlements in the tabular Level 3 roll-forward schedule. The Plan complied with ASU No. 2010-06 disclosure requirements effective for fiscal years beginning after December 15, 2010 and the adoption had no material effect on the Plan financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU No. 2011-04 is intended to converge GAAP and International Financial Reporting Standards (“IFRS”) requirements for measuring fair value and disclosing information about fair value measurements. This ASU is not expected to have a significant impact on GAAP. Key provisions of the ASU include:

1)	The grouping of financial instruments for the purpose of determining fair value being prohibited.

2)	The use of a blockage factor to all fair value measurements also being prohibited.

3)	The requirement that for recurring Level 3 fair value measurements entities must disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements.

4)	The requirement to disclose the fair value by level for each class of assets and liabilities not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed.

ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Plan is currently assessing the impact that this pronouncement will have on its disclosures, but does not expect a material effect to the Plan financial statements.

3.	PARTY-IN-INTEREST TRANSACTIONS

The assets of the Plan included 202,205 and 203,296 shares of Employer Stock at December 31, 2011 and 2010 respectively, as well as funds on deposit with and investments maintained by Standard. Because Standard is the Plan sponsor, these investment transactions qualify as party-in-interest transactions.

4.	INVESTMENTS

The following table sets forth the Plan’s investments that exceeded 5% of net assets available for benefits:

	December 31,
	2011	2010
Portfolio Fund—deposit administration contracts	$144,088,584	$134,055,293
Pooled separate accounts:
Vanguard Institutional Index	23,520,905	23,017,642
T. Rowe Price Mid-Cap Growth	21,712,279	22,274,364
T. Rowe Price Blue Chip Growth	17,493,666	17,149,595

The following table sets forth net (depreciation) appreciation by investment type:

	December 31,
	2011	2010
Pooled separate accounts	$(1,995,801)	$26,556,453
Employer stock	(1,382,143)	1,223,163

Total	$(3,377,944)	$27,779,616

5.	PORTFOLIO FUND—DEPOSIT ADMINISTRATION CONTRACTS

The Plan invests in the Portfolio Fund, which is comprised of deposit administration contracts with Standard. Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard Retirement Services. The Portfolio Fund is included in the financial statements at contract value, which approximates fair value, as the contract crediting rate resets annually, and the contracts are fully benefit-responsive. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. The contract crediting rate is established at the beginning of each calendar year and is guaranteed for one year. Because the contract crediting rate is reset annually at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value of the deposit administration contracts equals the contract crediting rate.

The effective annual crediting rate is determined on an annual basis by the Retirement Plans’ staff and is approved by StanCorp’s management committee and Board of Directors. The effective annual crediting rates for the deposit administration contracts ranged from 4.1% to 4.7% for 2011 and 4.4% to 5.0% for 2010.

There are no events that limit the ability of the Plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring.

Standard may terminate the contract with 30 days advance written notice to the contract owner. Upon such notice, the contract owner may choose immediate payment at contract value or payment in installments over 20 calendar quarters, with interest continuing under the same terms as if the contract remained in force.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on April 24, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified, and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has concluded that as of December 31, 2011, there were no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.	FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value are disclosed using a three-level hierarchy. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources while unobservable inputs reflect our estimates about market data.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•	Level 1 inputs are based upon quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date;

•

Level 2 inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

•

Level 3 inputs are generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s estimates of assumptions that market participants would use in pricing the asset or liability.

When developing fair value measurements, it is the policy of the Plan to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in valuation methodologies used at December 31, 2011 and 2010.

•	Employer Stock: Investments in StanCorp’s common stock are valued at the closing market price on the last day of the year as quoted on the New York Stock Exchange.

•	Pooled Separate accounts: Valued at the net asset value of shares held by the plan at year-end.

•	Portfolio Fund: Valued at the contract value, which approximates fair value.

The Plan currently has no assets or liabilities measured at fair value on a nonrecurring basis. The following tables set forth the estimated fair values of assets and liabilities measured and recorded at fair value on a recurring basis:

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts:
Balanced	$6,734,483	$6,734,483	$—	$—
Foreign	21,771,702	21,771,702	—	—
Inflation-protected bond	4,448,213	4,448,213	—	—
Intermediate bond	12,078,693	12,078,693	—	—
Large cap blend	25,362,318	25,362,318	—	—
Large cap growth	24,269,666	24,269,666	—	—
Large cap value	11,630,899	11,630,899	—	—
Lifecycle	1,891,204	1,891,204	—	—
Mid cap blend	15,287,370	15,287,370	—	—
Mid cap growth	27,654,711	27,654,711	—	—
Mid cap value	8,794,905	8,794,905	—	—
Small cap blend	4,710,260	4,710,260	—	—
Small cap growth	7,398,711	7,398,711	—	—
Small cap value	8,376,079	8,376,079	—	—

Total pooled separate accounts	180,409,214	180,409,214	—	—
Employer stock	7,702,637	7,702,637	—	—
Portfolio Fund—deposit administration contracts	144,088,584	—	144,088,584	—

Total investments at fair value	$332,200,435	$188,111,851	$144,088,584	$—

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts:
Balanced	$6,073,229	$6,073,229	$—	$—
Foreign	24,732,217	24,732,217	—	—
Inflation-protected bond	1,388,422	1,388,422	—	—
Intermediate bond	11,988,096	11,988,096	—	—
Large cap blend	24,743,395	24,743,395	—	—
Large cap growth	23,921,995	23,921,995	—	—
Large cap value	11,508,622	11,508,622	—	—
Lifecycle	1,956,128	1,956,128	—	—
Mid cap blend	14,981,177	14,981,177	—	—
Mid cap growth	28,997,434	28,997,434	—	—
Mid cap value	8,405,744	8,405,744	—	—
Small cap blend	4,756,481	4,756,481	—	—
Small cap growth	7,345,744	7,345,744	—	—
Small cap value	8,388,841	8,388,841	—	—

Total pooled separate accounts	179,187,525	179,187,525	—	—
Employer stock	9,577,472	9,577,472	—	—
Portfolio Fund—deposit administration contracts	134,055,293	—	134,055,293	—

Total investments at fair value	$322,820,290	$188,764,997	$134,055,293	$—

There were no transfers into or out of Level 1, Level 2 or Level 3 for 2011 and 2010.

As a result of inputs used to estimate the fair value of the Portfolio Fund, Plan management has categorized deposit administration contracts as having Level 2 inputs at December 31, 2011 and 2010. The valuation methods as described in Notes 2 and 5 may produce fair value calculations that may not be indicative of net realizable values or reflective of future fair values. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE STANDARD 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value		$8,376,079
*	Standard Insurance Company	Separate Account A BlackRock Sm Cap Growth Eq Inst		7,398,711
*	Standard Insurance Company	Separate Account A Dodge & Cox Intl Stock		6,718,598
*	Standard Insurance Company	Separate Account A Federated Mid-Cap Index		15,287,370
*	Standard Insurance Company	Separate Account A Harbor Bond		12,078,693
*	Standard Insurance Company	Separate Account A JP Morgan Mid Cap Value I		8,794,904
*	Standard Insurance Company	Separate Account A MFS Growth R4		3,193,423
*	Standard Insurance Company	Separate Account A Munder Mid Cap Core Growth Y		5,942,433
*	Standard Insurance Company	Separate Account A Oppenheimer Intl Growth Y		2,857,480
*	Standard Insurance Company	Separate Account A Royce Pennsylvania Mutual Inv		4,710,260
*	Standard Insurance Company	Separate Account A T. Rowe Price Blue Chip Growth		17,493,666
*	Standard Insurance Company	Separate Account A T. Rowe Price Growth Stock		3,582,577
*	Standard Insurance Company	Separate Account A T. Rowe Price Mid-Cap Growth		21,712,279
*	Standard Insurance Company	Separate Account A Thornburg International Value R5		10,232,030
*	Standard Insurance Company	Separate Account A Vanguard Inflation Protected Sec		4,448,213
*	Standard Insurance Company	Separate Account A Vanguard Institutional Index		23,520,905
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Cons		891,891
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Growth		1,841,413
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Mod		999,313
*	Standard Insurance Company	Separate Account A Vanguard Wellington Admiral		6,734,483
*	Standard Insurance Company	Separate Account A Vanguard Windsor II Admiral		11,630,899
*	Standard Insurance Company	Separate Account A William Blair Intl Growth I		1,963,594

	Total Pooled Separate Accounts			180,409,214
*	StanCorp Financial Group, Inc.	Employer stock		7,702,637
*	Standard Insurance Company	Portfolio Fund-deposit administration contracts		144,088,584
	Notes receivable from participants	Loans maturing 2012-2021; interest rates are 3.25% and 9.25%.		7,535,755

	TOTAL			$339,736,190

Note: Historical cost information (Column (d)) for participant-directed investments is not required.

*	Standard Insurance Company and StanCorp Financial Group, Inc. are each considered a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of The Standard 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

The Standard 401(k) Plan

By	/s/ Floyd F. Chadee
Floyd F. Chadee
Senior Vice President and Chief Financial Officer
StanCorp Financial Group, Inc.

June 28, 2012

EXHIBIT INDEX

Exhibit Number	Document Description

23.1	Consent of Independent Registered Public Accounting Firm